March 2, 2011

By EDGAR Transmission

Wayne E. Carnall
Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Re:	China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
File No. 000-23039

On behalf of China Precision Steel, Inc. (the “Company”), we hereby respectfully request reconsideration of the determination of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated December 3, 2010, with respect to the status of the Company’s internal controls over financial reporting as at June 30, 2010.

We understand and agree that:

(A)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(B)	the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(C)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

1.
Thank you for your detailed responses dated October 13 and November 17, 2010.  We acknowledge in your response that your CFO and Financial Management have had training courses and workshops on subjects including U.S. GAAP, and your Assistance Finance Manager has had some experience working for a small subsidiary of a large registrant with some U.S. GAAP reconciliation reporting requirements.  However, based on your response, we are unable to concur with your conclusion that you have accounting personnel with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP.  If you do not have accounting personnel with sufficient expertise, this would appear to be a material weakness in your internal controls over financial reporting as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X.  Therefore, in this situation, please amend your Form 10-K for the year ended June 30, 2010, to provide a revised Item 9A.  The revised management report on internal control over financial reporting should clearly state that internal control over financial reporting is not effective and should provide clear disclosure of the material weakness identified by management, i.e. that you do not have accounting personnel with sufficient experience in preparing financial statements and maintaining books and records in U.S. GAAP.  You should also provide related risk factor disclosure in your amended Form 10-K.

Chief Accountant
Division of Corporation Finance
March 2, 2011

RESPONSE:

We respectfully disagree with the Staff's conclusion that we do not have accounting personnel with sufficient experience in maintaining our books and records and preparing our financial statements in accordance with U.S. GAAP.

We have included additional information and summarized our position in the following bullet points for your further consideration:

A.	Prior U.S. GAAP Experience of our CFO, Financial Manager and Assistant Finance Manager

•	Chief Financial Officer

o
At KPMG Hong Kong as a 2000 and 2001 summer intern and as a graduate from November 2003 to May 2004, our Chief Financial Officer received professional training on U.S. GAAP for US listed companies and SEC registrants as she participated in the audits of several large SEC registrants with operations based in the PRC.  In addition to on-the-job training, she attended a wide range of training courses and workshops on U.S. GAAP both on-site and through the intranet platform as part of KPMG’s technical competence requirement for its professional staff.

o
Between June 2004 and October 2005, she was an assistant to the Chairman of STAR Pharmaceutical Limited, a PRC manufacturing company listed on the Singapore Stock Exchange, assisting with group activities and also mainly on consolidated financial reporting in accordance with Financial Reporting Standards (FRS). Singapore closely models its FRS according to IFRS, with appropriate changes made to suit the Singapore context. During this time, our Chief Financial Officer acquired knowledge and experience of accounting for manufacturing companies in accordance with PRC GAAP and FRS and the conversion between the two.

o
From October 2005 through December 28, 2006, when our Company was listed on the NASDAQ, she was the Chief Financial Officer of PSHL, the parent company of our operating subsidiaries in the PRC before PSHL was merged into our Company. During this time, she was responsible for the financial reporting of the PSHL Group in accordance with U.S. GAAP, working closely with external auditors for the audits of the Group’s consolidated financial statements for the years ended June 30, 2007, 2006 and 2005 under U.S. GAAP, and overseeing and managing the financial risks of the Group. She was also responsible for timely filings with the SEC of the merger transaction and responding various SEC comments related to such submissions. We believe that her accounting educational background, U.S. GAAP professional training at KPMG, and her knowledge and work experience with PRC GAAP and IFRS in her previous employment have provided her with a solid foundation for quickly and efficiently becoming familiar with reporting in accordance with U.S. GAAP. In the period leading up to the merger transaction, she spent a significant amount of time working with U.S. GAAP, attended training courses to further enhance her knowledge of U.S. GAAP and kept herself updated on U.S. GAAP-related developments.

Chief Accountant
Division of Corporation Finance
March 2, 2011

o
She has a Bachelor’s and a Master’s degree in Accounting and is currently registered in the Qualification Program of the Hong Kong Institute of Certified Public Accountants (HKICPA) to become a Certified Public Accountant. She is also a Level II Chartered Financial Analyst (CFA) candidate. The Accounting and Financial Statement topics of the CFA curriculum are based on U.S. GAAP and in recent years have also been extended to include the significant technical differences between U.S. GAAP and IFRS in light of the planned convergence of U.S. GAAP and IFRS.

•	Finance Manager

o
Our Finance Manager’s role includes assisting the CFO with supervising the Finance   Department, maintaining and monitoring internal control, coordinating with subsidiaries and other finance administrator roles. She has over thirty years of diverse experience in both public and private accounting and over nine years of experience in senior positions with focus on financial reporting, performance measurement, business planning, and risk assessment, and has been with our operating subsidiary since its foundation. From January 2005 to December 2006, as the Finance Manager of the PSHL Group, she worked extensively on the conversion of the Group’s consolidated financial statements for the years ended June 30, 2007, 2006 and 2005 from PRC GAAP to U.S. GAAP.

o
From the merger of the PSHL Group with the Company in December 2006 through to the present, she has been assisting the CFO with financial reporting of the Company in accordance with U.S. GAAP and in compliance with other reporting rules and regulations.

o
She holds a Diploma in Accounting and is an Accountant qualified by the China Ministry of Finance. She joins the Company’s CFO and attends regular training courses on topics related to U.S. GAAP organized by the MBA College of Shanghai University of Finance and Economics for continuing education.

•	Assistant Finance Manager

o
From 2002 to 2006, he served as Finance Manager for the Hainan Province Group of Companies of China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”). China Netcom completed the listing of its shares on the Hong Kong Stock Exchange and its American Depositary Shares on the NYSE in 2004 but spent over two years prior to such listing preparing itself for going public, including the preparation of its financial statements in accordance with both IFRS and U.S. GAAP. Our Assistant Finance Manager joined China Netcom’s IPO and restructuring team in 2002 and received comprehensive training on IFRS and U.S. GAAP reporting and the Sarbanes-Oxley Act. During his time there, he assisted with reconciling the group companies’ financial statements from PRC GAAP to IFRS and then to U.S. GAAP. From 2004 to 2006 after China Netcom’s successful public listing, he was responsible for maintaining books and records, and consolidating the financial statements of the provincial group of companies in accordance with IFRS and U.S. GAAP. The Hainan Province Group of Companies was one of the two major provincial branches of China Netcom South China and offered all of the group’s products and services. Our Assistant Finance Manager was also responsible for reporting to the South China Regional Financial Controller with consolidated financial statements and analysis in accordance with U.S. GAAP, and was involved with the implementation and the ongoing compliance of China Netcom’s system of internal control in accordance with the Sarbanes-Oxley Act.

Chief Accountant
Division of Corporation Finance
March 2, 2011

o
He joined us in 2007 with five years’ experience of IFRS, U.S. GAAP and internal control compliance, and has been assisting the CFO and the Finance Manager with financial reporting in accordance with U.S. GAAP, and with the implementation and maintainance of the Company’s system of internal control in accordance with the Sarbanes-Oxley Act and COSO objectives, in addition to other accounting activities such as management analysis and credit control.

o
He is an Intermediate Accountant qualified by the China Ministry of Finance and holds the International Financial Manager Certification from the International Financial Management Association and the Chief Financial Officer Certification from the China Association of Chief Financial Officers. He also joins the Company’s CFO and attends regular training courses on topics related to U.S. GAAP organized by the MBA College of Shanghai University of Finance and Economics for continuing education.

We believe that the foregoing professional background, relevant work experience and continuing education of our accounting personnel form a solid basis for their knowledge and experience with regard to U.S. GAAP and its applications.

B.	U.S. GAAP Experience with the Company

We wish to reemphasize for the Staff’s consideration, our accounting personnel’s experience with the Company and its subsidiaries from 2006 to date.  Since 2006, our CFO, Finance Manager and Assistant Finance Manager have been deeply involved in the preparation of our financial statements in accordance with U.S. GAAP and in the establishment of internal controls over financial reporting in their respective capacity, during which time they have gained invaluable experience in this regard. We believe that the foregoing experience of our accounting personnel acquired both prior to and after joining the Company forms the basis of the necessary abilities and skills we need and possess for preparing our financial statements in accordance with the U.S. GAAP. Indeed, the experience gained by our accounting personnel during their time with the Company was also considered as relevant by our Independent Registered Public Accounting Firm in rendering their determination that the Company complies with the requirements of Section 404 of the Sarbanes-Oxley Act as of June 30, 2010 and 2009.

The Staff’s disregard of this current experience with the Company would create an anomaly, whereby our CFO could transition to another reporting company and immediately qualify as having prior U.S. GAAP experience, to the benefit of such company.

Chief Accountant
Division of Corporation Finance
March 2, 2011

C.	Nature of Company

We believe that in formulating its policy on how to deal with the issue of accounting personnel at Chinese reporting companies, the Commission has set the bar so high, that it is not distinguishing the accounting complexities between the various companies under review. While the Staff necessarily needs to be familiar with U.S. GAAP as it applies to a wide variety of companies across many industries, some with complicated financial tools, we believe that the experience and capability of our accounting personnel, and the effectiveness of our internal controls, should be aligned with the level of complexity of our Company’s financial statements as at June 30, 2010.  As at that date we were (and still are) a manufacturing Company engaged in the production of one product, cold-rolled precision steel.  We did not (and do not) trade derivatives, engage in hedging transactions, have any material assets that require fair-value based accounting, have stock-based compensation, material research and development costs or engage in other exotic transactions that would require any specialized knowledge of U.S. GAAP.

We would like to emphasize that given the relatively simple nature of the Company and its relevant financial reporting elements, the capabilities of its accounting staff, especially the CFO and the Assistant Finance Manager, are more than adequate given their knowledge and experience both in the industry and in the preparation of U.S. GAAP financial statements.

D.	Unqualified Audit Opinion and Effective Internal Control

We wish to emphasize that for the relevant year under review, and also for applicable prior years, we have received unqualified audit opinions and no material audit adjustments to our financial statements have been required. The Company’s internal control over financial reporting have also been audited by our Independent Registered Public Accounting Firm for the years ended June 30, 2010 and 2009, and no significant deficiencies of internal control has been identified in either year. This is due, significantly, to our accounting personnel’s knowledge of U.S. GAAP, which primarily stems from their accounting educational background, their hands on work experience in preparing financial statements in accordance with U.S. GAAP prior to and after joining the Company, and their continuing professional education with regard to U.S. GAAP and SEC compliance requirements.

E.	Continuing Professional Education

We are serious about ensuring the Company’s ongoing compliance with the requirements of U.S. GAAP, especially in light of U.S. GAAP’s continuous evolutions over time to comply with changing rules and regulations.  As such, we have taken measures to ensure that our accounting personnel receives ongoing training on financial accounting and reporting systems. We subscribe to the Accounting Standards Updates service, and we register our accounting personnel for U.S. GAAP and internal control compliance workshops and the AICPA distance learning programs offered by the MBA College of Shanghai University of Finance and Economics for continuous education. The accounting faculty of Shanghai University of Finance and Economics is ranked number 1 in China for its AICPA programs and education, and its lecturers are seasoned CPAs with many years of international and multi-sector experience.

To ensure that we receive timely updates and important information about U.S. GAAP and the regulatory environment, we also subscribe to the “Corporate SEC and GAAP Compliance Package with AICPA and FASB” with Thomson Reuters’ Checkpoint service. We have compared other similar services and are of the opinion that this package provides the most complete and practical online resource materials from the SEC, PCAOB, FASB and the AICPA in that in addition to U.S. GAAP related materials, it also covers information and udpates relating to Regulation S-X, Staff Accounting Bulletins, as well as commentaries and checklists for both U.S. GAAP and the SEC rules and regulations. Although this is a more expensive service than similar packages offered by other providers, we believe this is the most extensive and useful online library and resource for continuing professional education of our accounting personnel.

Chief Accountant
Division of Corporation Finance
March 2, 2011

F.	Activist Audit Committee

We believe that the Staff’s determination disregards the active oversight of the Company’s independent audit committee of the Company's internal controls over financial reporting.  The Company’s audit committee is led by David Peter Wong, who has been a member of our Board of Directors since December 28, 2006. Mr. Wong is a U.K. Chartered Accountant with six years of public accounting experience with Ernst & Young in London and PriceWaterhouseCoopers in Hong Kong, and has served since November 2005 as the Chief Financial Officer of Private Wealth Partners, LLC, a California-based SEC-registered investment adviser.

G.	Use of U.S. GAAP Consultant

Although we believe that our accounting personnel have sufficient U.S. GAAP experience, since 2007, we have retained the accounting firm of Leslie G. Pettitt, PC as consultants, to independently review and comment on our financial reporting and compliance with U.S. GAAP.  Mr. Pettitt is a Certified Public Accountant with 26 years of experience in auditing and accounting and specializes in SEC reporting companies. We believe that Mr. Pettitt’s presence on our accounting team provides us with additional expertise for compliance with U.S. GAAP and SEC reporting requirements.

We do not agree with the Staff’s downplay of the consultant’s value to our Company because he is not based in China or is not involved in our day-to-day operations.  Despite his physical distance from the Company, since 2007 Pettitt has worked and will continue to work closely with our financial personnel and provide independent knowledge and parallel review of our compliance with U.S. GAAP. We believe that the physical distance itself does not impede Pettitt’s ability to provide the Company additional U.S. GAAP advice or expertise, which we find similar to the Staff’s ability to make determinations regarding the effectiveness of internal controls from the distance of its offices in Washington, DC.

As a SEC registrant, we have the obligation to timely and accurately report under U.S. GAAP and we have and will continue to take this responsibility very seriously. We believe that our accounting personnel possess the necessary abilities and skills for maintaining our books and records and for preparing our financial statements in accordance with the U.S. GAAP, as well as for us to conclude that our internal controls over financial reporting are effective for the relevant year under review. We are also committed to our responsibility of providing continuing professional education of our accounting personnel to keep up-to-date with U.S. GAAP and SEC regulatory developments.

In light of the foregoing factors, we respectfully request the Commission to reconsider its determination that we have a material weakness in our internal controls over financial reporting.

(Remainder of Page Left Blank Intentionally)

Chief Accountant
Division of Corporation Finance
March 2, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983.1523.

Sincerely,

CHINA PRECISION STEEL INC.

By:/s/ Hai Sheng Chen
Name: Hai Sheng Chen
Title: Chief Executive Officer

cc:	Scott Kline, Esq. Dawn Bernd-Schulz, Esq.